March 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Loan Lauren Nguyen

Re:	M3-Brigade Acquisition II Corp.
Registration Statement on Form S-1
Filed February 16, 2021, as amended
File No. 333-253132

Dear Ms. Nguyen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of M3-Brigade Acquisition II Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. ET on Wednesday, March 3, 2021, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 300 copies of the Preliminary Prospectus dated March 2, 2021 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

CANTOR FITZGERALD & CO.

By:	/s/ David Batalion
Name: David Batalion
Title: Managing Director, Investment Banking